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                              February 26, 2024

       Mark Andersen
       Chief Financial Officer
       FibroBiologics, Inc.
       455 E. Medical Center Blvd.
       Suite 300
       Houston, Texas 77598

                                                        Re: FibroBiologics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2024
                                                            File No. 333-277019

       Dear Mark Andersen:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the cover page to identify the parties comprising the "Registered
                                                        Stockholders". In this
regard we note that the table on page 115 lists only GEM Global
                                                        Yield LLC SCS under the
heading "Registered Stockholders" and no other parties. In the event GEM Global Yield
LLC SCS is the only selling stockholder, please clarify this point throughout the
prospectus.
       Exhibit Index, page II-5

   2.                                                   Please ensure each
exhibit is in the proper text-searchable format. See Item 301 of
                                                        Regulation S-T. Please
re-file the respective exhibits to your registration statement.
 Mark Andersen
FirstName LastNameMark Andersen
FibroBiologics, Inc.
Comapany26,
February  NameFibroBiologics,
            2024              Inc.
February
Page 2 26, 2024 Page 2
FirstName LastName
General

3. Please revise your prospectus to disclose the following information with respect to the
         Share Purchase Agreement by and among the company and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited:

                the material terms of the agreement, including the full discounted price (or formula for determining it) at which GEM will receive the shares.
                the material risks of an investment in the company and in the offering, including:
                o  the dilutive effect of the formula or pricing mechanism on
the company   s share
                   price;
                o the possibility that the company may not have access to the full amount available to it under the agreement; and
                o whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the
                   company   s share price.
                the material market activities of GEM, including:
                o  any short selling of the company   s securities or other
hedging activities that
                   GEM may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
                o how GEM intends to distribute the securities it owns or will acquire.
                how the provisions of Regulation M may prohibit GEM and any other distribution participants that are participating in the distribution of the
company   s securities from:
                o engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the agreement is in effect; and
                o purchasing shares in the open market while the agreement is in effect.

4. We note the company issued a draw-down notice under the GEM SPA to have GEM purchase up to 900,000 shares of common stock at a draw-down threshold price of no less than $15.00 per share, and that the company submitted a closing notice after 65,447 shares of common stock were purchased in a private placement at $15.00 per share. Please revise your disclosure, where appropriate, to explain why GEM did not purchase the entire
         900,000 shares contained in the draw-down notice.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mark Andersen
FibroBiologics, Inc.
February 26, 2024
Page 3

       Please contact Jimmy (CF) McNamara at 202-551-7349 or Laura Crotty at 202-551-7614
with any other questions.



                                                       Sincerely,
FirstName LastNameMark Andersen
                                                       Division of Corporation
Finance
Comapany NameFibroBiologics, Inc.
                                                       Office of Life Sciences
February 26, 2024 Page 3
cc:       Brian Fenske
FirstName LastName